UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

FENBO HOLDINGS LIMITED

(Name of Issuer)

Ordinary Shares, $0.0001 par value

(Title of Class of Securities)

None

(CUSIP Number)

Mr. Henry F. Schlueter, Esq.

Schlueter & Associates, P.C.

5655 South Yosemite Street, Suite 350

Greenwood Village, CO 80111

Tel: 303-292-3883

(Name/Address/Telephone Number of Person Authorized to Receive Notices and Communications)

December 1, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None	13D	Page 1 of 6

1	NAME OF REPORTING PERSON Li Kin Shing(1)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong, China

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,000,000
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,000,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.73%(2)
14	TYPE OF REPORTING PERSON IN

(1)	Mr. Li and Luxury Max Investments Limited share voting and dispositive power over the shares based on Mr. Li’s position as the sole officer, director, and shareholder of Luxury Max Investments Limited, the record owner of the 8,000,000 ordinary shares of the Issuer.
(2)	Based on 11,000,000 ordinary shares issued and outstanding as of December 1, 2023 as reported in the Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on November 21, 2023

CUSIP No. None	13D	Page 2 of 6

1	NAME OF REPORTING PERSON Luxury Max Investments Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

Number of shares beneficially owned by each reporting person with:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 8,000,000(1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 8,000,000(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,000,000(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 72.73%(2)
14	TYPE OF REPORTING PERSON CO

(1)	Luxury Max Investments Limited is the owner of record of the 8,000,000 ordinary shares of the Issuer. Luxury Max Investments Limited is controlled by Mr. Li Kin Shing.
(2)	Based on 11,000,000 ordinary shares issued and outstanding as of December 1, 2023, as reported in the Registration Statement on Form F-1 filed by the Issuer with the Securities and Exchange Commission on November 21, 2023

CUSIP No. None	13D	Page 3 of 6

Item 1. Security and Issuer

This Schedule 13D relates to the $0.0001 par value ordinary shares of Fenbo Holdings Limited, a Cayman Islands exempted company limited by shares (the “Issuer”). The address of the principal executive office of the Issuer is Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

Item 2. Identity and Background

(a) This Schedule 13D is being jointly filed by Luxury Max Investments Limited, the holder of record of the 8,000,000 ordinary shares of the Issuer (“Fenbo”), and Mr. Li Kin Shing, the sole officer and director and 100% shareholder of Fenbo as of the date of filing this Schedule 13D.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b) The principal business address of each Reporting Person is Unit J, 19/F, World Tech Centre, 95 How Ming Street, Kwun Tong, Kowloon, Hong Kong.

(c) Luxury Max Investments Limited is a holding company.

Mr. Li’s principal occupation is Executive Director of the Issuer.

(d) During the last five years, neither Reporting Person has been convicted in a criminal proceeding or been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction as a result of which either it or she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(e) Neither Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Luxury Max Investments Limited is a British Virgin Islands company limited by shares. Mr. Li is a citizen of Hong Kong.

CUSIP No. None	13D	Page 4 of 6

Item 3. Source and Amount of Funds or Other Consideration

Fenbo Holdings Limited (“FHL”), incorporated on September 30, 2022 under the laws of the Cayman Islands, is the holding company formed, pursuant to a reorganization competed on November 18, 2022, to consolidate the business of our operating subsidiaries, AIL (responsible for sales and marketing), FIL (responsible for overall management) and FPPF (responsible for research , development, and production of our products).

On November 18, 2022, pursuant to the reorganization, Mr. Li became the beneficial owner of the 8,000,000 ordinary shares owned of record by Luxury Max Investments Limited by virtue of him being the sole officer and director of Luxury Max Investments Limited and thereby having shared voting and dispositive power over the shares of the Issuer held by Luxury Max Investments Limited.

Item 4. Purpose of Transaction

The Reporting Persons hold their securities of the Issuer for investment purposes. Luxury Max Investments Limited acquired the shares as part of a reorganization of the Issuer and its direct and indirect subsidiaries.

Mr. Li acquired shared beneficial ownership of the 8,000,000 ordinary shares held of record by Luxury Max Investments Limited pursuant to the reorganization by virtue of him being the sole officer and director of Luxury Max Investments Limited.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Issuer at any time and from time to time. Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a) The responses to Items 11 and 13 of the cover pages to this Schedule 13D are incorporated herein.

(b) The responses to Items 7 through 10 of the cover pages to this Schedule 13D are incorporated herein.

(c) Neither Reporting Person had entered into any transactions in the Shares during the sixty days immediately prior to December 1, 2023.

(d) As of December 1, 2023, no person other than the Reporting Persons is known to have the power to direct the receipt of dividends from, or proceeds from the sale of, any of the shares beneficially owned by the Reporting Persons.

(e) Not applicable

CUSIP No. None	13D	Page 5 of 6

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

On December 1, 2023, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

As of December 1, 2023, Mr. Li is the sole officer and director of Luxury Max Investments Limited.

Other than as described herein, there are no contracts, arrangements, understandings, or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

99.1	Joint filing Agreement by and between Luxury Max Investments Limited and Mr. Li Kin Shing

CUSIP No. None	13D	Page 6 of 6

Signatures

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date: December 14, 2023	LUXURY MAX INVESTMENTS LIMITED

	By:	/s/ LI Kin Shing
LI Kin Shing, Director

Date: December 14, 2023		/s/ Li King Shing
LI Kin Shing